Exhibit 2.7

Cemig D – 8TH Issue of Promissory Notes – Summary

Eighth issue of Promissory Notes by Cemig D – in a single series.

Issue Date: April 1, 2015

Maturity: June 26, 2016

Number of debentures: 340

Total amount: R$1.70 billion

Restrictions on trading: Yes

Nature of restriction: The Notes may be traded only in regulated securities markets after more than 90 days from the date of their subscription or acquisition by Qualified Investors.

Convertibility: Non-convertible.

Redemption options: Yes

Redemptions conditions and calculation: The Notes may be redeemed 30 or more calendar days after the issue date, at the exclusive option of the Issuer, for the Nominal Unit Value plus the Remuneration up to the date of the early redemption, without payment of any premium.

Characteristics of the securities

Monetary updating: None.

Remuneratory interest: 111.70% of the DI rate, annual basis;

Payment of the remuneratory interest: On the maturity date.

Amortization: In a single installment, on the Maturity Date.

Guarantee: Surety guarantee from Companhia Energética de Minas Gerais – Cemig.

Early maturity events: Early maturity of the Notes may be declared in the following events:

(a)	In the event of:

i)	liquidation, dissolution or declaration of bankruptcy of the Issuer and/or of the Guarantor;

ii)	application for bankruptcy by the Issuer and/or the Guarantor;

iii)	application by a third party for bankruptcy of the Issuer and/or the Guarantor, not duly cured by deposit in court nor contested within the legal period;

iv)	proposal to any creditor or class of creditors, by the Issuer and/or the Guarantor, of a plan of out-of-court reorganization, whether or not court ratification of such plan is sought or obtained;

v)	application to the Court by the Issuer and/or the Guarantor for judicial recovery, whether or not granted by the competent judge;

b)	non-compliance by the Issuer and/or the Guarantor, within the specified period, with any pecuniary obligation arising from the Notes;

c)	non-compliance by the Issuer and/or the Guarantor, as the case may be, of any non-pecuniary obligation specified on the physical notes, not cured within thirty calendar days from the date on which a written notice from the Agent of the Notes to this effect is received;

d)	legitimate protest proceedings on securities against the Issuer and/or the Guarantor, the value of which individually or in aggregate is more than R$100,000,000.00 (one hundred million Reais) or its equivalent in other currencies, unless the protest proceedings were lodged in error or due to bad faith of third parties, provided this is validly proven to the Agent for the Notes by the Issuer and/or by the Guarantor, as applicable, or unless suspended or cancelled or if guarantees are given in court, in any event within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due.

e)	early maturity of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay, whether arising from contract or otherwise, any individual or aggregate amount greater than R$100,000.00 (one hundred million Reais) or its equivalent in other currencies;

f)	change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, without the prior consent of holders of Notes representing at least 75% (seventy five per cent) of the Notes in Circulation;

g)	merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization (including absorption and/or absorption of shares) of the Issuer and/or of the Guarantor, unless it is by order of a Court or by Regulatory decision, or, further, unless it does not result in a change of the rating of the Issuer and/or the Guarantor in effect on the Issue Date;

h)	privatization of the Issuer and/or the Guarantor;

i)	termination, for any reason, of any of the concession contracts held by the Issuer and/or by the Guarantor that represents an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity;

j)	if the Issuer and/or the Guarantor, as the case may be, omits to pay any debt or any other obligation owed by the Issuer and/or the Guarantor, as the case may be, under any agreement or contract to which it is party as lender or borrower, involving individually or jointly an amount of R$100,000,000.00 (one hundred million Reais) or more or its equivalent in other currencies, on the due date, without taking the legal or court measures required for non-payment;

k)	assignment, promise of assignment or any form of transfer or promise of transfer to third parties, in whole or in part, by the Issuer and/or by the Guarantor, of any of its/their obligations specified in the physical Notes, without prior written consent of holders of Notes representing at least 75% (seventy five per cent) of the Notes in Circulation;

l)	if the Issuer does not use the net proceeds of the Issue strictly in accordance with Clause XVIII below;

m)	invalidity, nullity or non-enforceability of the Notes or of their guarantee;

n)	challenge of the Promissory Notes in the courts by any third party, in relation to which the Issuer and/or the Guarantor has not taken the necessary measures to contest the effects of such challenge within up to thirty calendar days from the date on which the Issuer and/or the Guarantor becomes aware of such challenge being presented to a court;

o)	in the event that any statement made by the Issuer and/or by the Guarantor in any of the documents of the Issue is false, misleading, incorrect, incomplete or insufficient;

p)	non-compliance with any court judgment against the Issuer against which there is no further appeal, the individual or aggregate amount of which is R$100,000,00 (one hundred million Reais) or more or its equivalent in other currencies; or

q)	transformation of the Issuer into another type of company, as specified in Articles 220 to 222 of the Corporate Law.

Conditions for alteration of the rights carried by these securities

General meeting of Note Holders: Approval of any decision by the Meeting requires the approval of holders of the Notes representing more than 50% of the Notes in Circulation, subject to the following specific quorums:

(i)	All and any alteration to the rules relating to Meetings shall require the approval of holders of the Notes representing at least 75% of the Notes in Circulation and must be approved by the Issuer.

(ii)	any alterations sought by the Issuer relating to:

(a)	the Remuneration of the Notes;

(b)	the period of maturity of the Notes;

(c)	the surety; and/or

(d)	the early maturity events must be approved, whether at the first or any subsequent convocation of the meeting of the holders of the Notes, by holders representing at least 90% of the Notes in circulation.

(iii)	any waiver of any of the early maturity events must be approved, whether at the first or any subsequent convocation of the meeting of the holders of the Notes, by holders representing at least 2/3 of the Notes in circulation.

Other material characteristics

Mandated bank: Banco Bradesco S.A.

Use of proceeds: The net proceeds from the Issue of the Notes shall be allocated to payment of debt and purchase of electricity.